hannover **re**®

RECEIVED

2005 MAY 17 P 2:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL



Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

May 12, 2005

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of its press release on the Interim Results 2005 as well as the press release "Hannover Re issues further hybrid capital". Printed versions of the interim reports will be forwarded as soon as they become available.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
MAY 20 2005
THOMSON FINANCIAL

Eric Schuh

Iris Garbers

Enclosures

hannover re®

PRESS RELEASE

Hannover Re posts another highly gratifying quarterly performance

- **Gross premium growth + 6.2%**
- **Operating profit (EBIT) + 16.2%**
- **Quarterly net income + 11.1%**
- **All four business groups with positive results**
- **Combined ratio in property and casualty reinsurance 97.1%**

Hannover, 12 May 2005: In its report on the first quarter of 2005 published today Hannover Re expressed considerable satisfaction with its start in the new financial year.

Hannover Re made the most of the sustained highly advantageous market conditions in property and casualty reinsurance and continued to profitably expand its business. Despite an unusually high burden of catastrophe losses in the first quarter, an excellent combined ratio of 97.1% was achieved in property and casualty reinsurance. The operating profit (EBIT) for total business climbed by 16.2% in the first quarter relative to the same period of the previous year to reach 179.5 million euro. Quarterly net income grew by 11.1% to 107.7 million euro, equivalent to earnings of 89 cents (80 cents) a share. "With this result we have taken the first major step towards achieving our defined profit target for 2005", Wilhelm Zeller, Chairman of the Executive Board, emphasised.

Hannover Re's capital base also continued to improve: stockholders' equity increased by 4.0% compared to the position as at 31.12.2004 to reach 2.7 billion euro.

The Group's gross written premium expanded by 6.2% for the first time after sharp decreases in 2003 and 2004. Gross premiums for the first quarter of 2005 totalled 2.6 billion euro (2.5 billion euro). At constant euro exchange rates, especially against the US dollar, growth would have been even as much as 10.1%. The level of retained premiums climbed by another 4.8 percentage points to 84.3%, and net premiums rose even more strongly by 11.2% to 1.8 billion euro (1.6 billion euro).

The renewals in **property and casualty reinsurance** as at 1 January – when around two-thirds of our treaties are renegotiated – and 1 April 2005 clearly showed that the advantageous market conditions are holding firm. In most segments stable rates were obtained at unchanged conditions. In some lines – e.g. in casualty business – it was even possible to secure modest improvements. "In view of the sustained

favourable state of the market we were able to profitably enlarge our business volume. In so doing, we benefited especially from the weakness of some competitors and – particularly on the German market as well as in worldwide credit/surety business – were able to substantially expand our market shares", Mr. Zeller stressed. Due to the prudent approach adopted in the past, there was again no need on balance to make additional contributions to the loss and loss adjustment expense reserves constituted for previous occurrence years.

Gross premium income in property and casualty reinsurance climbed by 11.8% to 1.3 billion euro (1.2 billion euro). At constant exchange rates, especially against the US dollar, growth would have been as strong as 14.9%. The level of retained premiums was 6.5 percentage points higher, and net premiums consequently surged by 26.9% to 849.9 million euro (669.9 million euro).

On the claims side 2005 got off to a turbulent start. The winter storm "Erwin" as well as two fire claims and a credit loss produced a net burden for Hannover Re's account of 93.3 million euro as against 28.3 million euro in the comparable quarter of the previous year. This corresponds to 11.0% (4.2 %) of net premiums, a figure well in excess of the multi-year average of 5%. Yet, the significance of this development in just a single quarter should not be overestimated. The high quality of the portfolio is borne out by the fact that the combined ratio still reached a very good 97.1% (95.4%).

The underwriting result contracted from 30.5 million euro to 24.6 million euro. The operating profit (EBIT) in property and casualty reinsurance surpassed the very good result of the first quarter of the previous year, rising by a further 43.4% to 108.2 million euro (75.4 million euro). Net income for the quarter grew by as much as 56.8% to 62.6 million euro (39.9 million euro), or 52 cents (33 cents) a share.

Life and health reinsurance similarly delivered – according to plan – a very positive development for the first quarter of 2005: gross premiums in this business group climbed sharply by 21.3% to 538.7 million euro (444.0 million euro). This growth was attributable to strong new business and the effect of additional premiums from the previous year, especially under unit-linked life and annuity insurance in Germany and the traditional products of term life and critical illness in the United Kingdom. At constant exchange rates growth would even have reached 25.2%. The level of retained premiums rose from 90.4% to 94.5%, causing net premiums earned to surge by 26.5% to 505.8 million euro (399.9 million euro). "Although in life and health reinsurance the third and fourth quarters are traditionally the strongest – in terms of both premium income and profitability – the results as at 31 March were already highly gratifying", Mr. Zeller noted. Hannover Re, which in this business group operates worldwide under the brand Hannover Life Re, generated an operating profit (EBIT) of 27.2 million

euro (24.1 million euro) – an increase of 12.8%. Quarterly net income improved to 16.7 million euro (16.4 million euro), and life and health reinsurance thus delivered earnings of 14 cents (14 cents) a share to the Group's overall performance.

During the reporting period **financial reinsurance** continued to suffer under the largely adverse publicity associated with investigative probes launched by a number of US agencies. Hannover Re, too, has now been approached by authorities in the United States for information. As already stated in the past, the company will cooperate on a voluntary basis although it is under no obligation in this respect. "We have reiterated on numerous occasions that our strict underwriting guidelines fully comply with the regulatory standards and requirements of commercial law applicable to financial reinsurance contracts and are designed to prevent abuse", Mr. Zeller explained. The current debate surrounding financial reinsurance arrangements has regrettably instilled some degree of uncertainty in the minds of US clients. This business group nevertheless developed according to plan. The gross premium income of 352.6 million euro was almost on a par with the previous year (353.7 million euro). At constant exchange rates an increase of 4.2% would actually have been generated. The level of retained premiums fell sharply due to the retrocession of specific transactions, and net premiums earned declined by 21.2% to 196.3 million euro (249.0 million euro).

The operating profit (EBIT) contracted by 14.1% to 28.0 million euro (32.6 million euro). Net income after tax as at 31 March decreased by 31.9% to 17.7 million euro (26.0 million euro) owing to higher tax expenditure. Financial reinsurance delivered earnings of 15 cents (21 cents) a share.

In **program business** Hannover Re is well on track for a return to normality. The new management team at Clarendon Insurance Group is in the process of focusing the portfolio even more closely on profitable niche segments. "A major breakthrough could not yet be expected in the first quarter. Nevertheless, the improved combined ratio of 96.2% heralds the anticipated return to profitability", Mr. Zeller affirmed. Gross written premium contracted by 16.3% to 407.5 million euro (487.0 million euro). The relative weakness of the US dollar was particularly pronounced in program business, with its heavy North American bias. At constant exchange rates gross premiums would have been just 11.2% lower. Net premiums fell by 19.4% to 227.7 million euro (282.4 million euro). The operating profit (EBIT) as at 31 March 2005 closed back in positive territory at 16.1 million euro (22.3 million euro) – following a deficit in the 2004 financial year. Net income for the quarter amounted to 10.6 million euro after 14.6 million euro in the previous year, equivalent to earnings of 9 cents (12 cents) a share.

Hannover Re was broadly satisfied with the performance of its **investments**. Although the volume of assets grew by 4.4% compared to the first quarter of the previous year to reach

16.5 billion euro, ordinary income as at 31 March declined slightly to 239.8 million euro (257.2 million euro) owing to the persistently low level of interest rates. Whereas in the previous year substantial price gains had derived from the shortening of durations in the bond portfolio, no such effect was recorded in the reporting period. In the previous year, however, this effect had been more than offset by realised exchange losses on these fixed-income securities recognised under other income and expenses. Profits of 20.9 million euro (77.2 million euro) were realised on the disposal of investments, contrasting with realised losses of 6.7 million euro (6.5 million euro). Write-downs on securities were no longer a factor at just 0.4 million euro; the figure had been as high as 14.2 million euro in the corresponding quarter of the previous year. Net investment income contracted on balance from 298.5 million euro to 247.2 million euro.

Outlook

"We expect a favourable business development over the course of the 2005 reporting year", Mr. Zeller reiterated. Rates and conditions remain good in *property and casualty reinsurance*, and Hannover Re is therefore looking to sustained premium growth. Provided major losses remain within the bounds of the multi-year average as the year progresses, the result generated by property and casualty reinsurance should again surpass the previous year.

In *life and health reinsurance* further double-digit premium growth in the original currency is expected, especially from Germany, the United Kingdom and Asian markets. All in all, Hannover Life Re anticipates significantly higher profitability.

In *financial reinsurance* Hannover Re continues to expect a double-digit percentage drop in premium volume. Net income for the year is nevertheless likely to be most attractive.

Premium income in *program business* will be lower than in the previous year. Clarendon's restructuring efforts should be rewarded with a positive result that will build on 2003 (42.2 million euro) and thus at least cover the cost of capital.

For 2005 Hannover Re anticipates another very positive underwriting cash flow and hence further growth in the asset portfolio. Given modestly rising interest rates, investment income should therefore also come in somewhat higher.

"In view of the development of our business groups discussed above, I am confident that we can significantly boost our profitability in the year under review", Mr. Zeller emphasised. Assuming that major loss expenditure remains in line with the multi-year average and provided there are no adverse movements on capital markets, Hannover Re anticipates net income in the order of 430 - 470 million euro, or roughly 3.60 - 3.90 euro a share.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail:
eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail:
gabriele.boedeker@hannover-re.com)

Hannover Re, *with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	Q1/2005	Variance	Q1/2004	2004
Hannover Re Group				
Gross written premiums	2,617.3	6.2%	2,464.3	9,566.6
Net premiums earned	1,779.6	11.2%	1,601.2	7,575.4
Net underwriting result	(41.0)	(25.8%)	(55.3)	(399.3)
Net investment income	247.2	(17.2%)	298.5	1,116.7
Operating profit (EBIT)	179.5	16.2%	154.5	577.6
Net income (after tax)	107.7	11.1%	96.9	309.1
Earnings per share in EUR	0.89	11.3%	0.80	2.56
Policyholders' surplus[1]	4,311.7	2.3%		4,213.0
Investments (with funds held by ceding companies)	25,745.1	4.1%		24,735.8
Total assets	37,092.1	4.9%		35,372.0
Bookvalue per share in EUR	22.04	4.0%		21.20
Retention ratio	84.3%		79.5%	77.6%
EBIT margin[2]	10.1%		9.7%	7.6%
Return on equity (after tax)[3]	16.5%		15.3%	12.5%
Property/Casualty reinsurance				
Gross written premiums	1,318.6	11.8%	1,179.7	4,099.9
Net premiums earned	849.9	26.9%	669.9	3,471.7
Net underwriting result	24.6	(19.4%)	30.5	104.9
Operating profit (EBIT)	108.2	43.4%	75.4	483.3
Net income (after tax)	62.6	56.8%	39.9	258.6
Retention ratio	88.5%		82.0%	85.6%
Combined ratio	97.1%		95.4%	97.0%
EBIT margin[2]	12.7%		11.3%	13.9%
Life/Health reinsurance				
Gross written premiums	538.7	21.3%	444.0	2,176.5
Net premiums earned	505.8	26.5%	399.9	1,956.3
Operating profit (EBIT)	27.2	12.8%	24.1	90.9
Net income (after tax)	16.7	2.1%	16.4	50.0
Retention ratio	94.5%		90.4%	90.2%
Combined ratio[4]	96.8%		97.6%	98.2%
EBIT margin[2]	5.4%		6.0%	4.7%
Financial reinsurance				
Gross written premiums	352.6	(0.3%)	353.7	1,181.8
Net premiums earned	196.3	(21.2%)	249.0	1,204.7
Operating profit (EBIT)	28.0	(14.1%)	32.6	132.6
Net income (after tax)	17.7	(31.9%)	26.0	89.0
Retention ratio	86.6%		98.2%	93.3%
Combined ratio[4]	96.6%		97.1%	98.3%
EBIT margin[2]	14.3%		13.1%	11.0%
Program business				
Gross written premiums	407.5	(16.3%)	487.0	2,108.2
Net premiums earned	227.7	(19.4%)	282.4	942.7
Net underwriting result	8.6	15.4%	7.4	(135.7)
Operating profit (EBIT)	16.1	(27.7%)	22.3	(129.3)
Net income (after tax)	10.6	(27.0%)	14.6	(88.5)
Retention ratio	55.4%		50.1%	40.3%
Combined ratio	96.2%		97.4%	114.4%
EBIT margin[2]	7.1%		7.9%	-13.7%

[1] Total stockholders' equity + minority interests + hybrid capital
[2] Operating profit (EBIT) / net premiums earned
[3] Quarterly figures are annualised

hannover rück

PRESSE INFORMATION

Hannover Rück wiederum mit sehr erfreulichem Quartalsergebnis

- **Bruttoprämienwachstum + 6,2 %**
- **Operatives Ergebnis (EBIT) + 16,2 %**
- **Quartalsüberschuss + 11,1 %**
- **Alle vier Geschäftsfelder mit positivem Ergebnis**
- **Schaden-/Kostenquote der Schaden-Rückversicherung 97,1 %**

Hannover, 12. Mai 2005: In dem heute vorgelegten Bericht zum 1. Quartal 2005 zeigt sich die Hannover Rück mit ihrem Start in das neue Geschäftsjahr sehr zufrieden.

Die Hannover Rück hat die nach wie vor sehr vorteilhaften Marktbedingungen in der Schaden-Rückversicherung genutzt und ihr Geschäft weiter profitabel ausgebaut. Trotz einer überdurchschnittlich hohen Großschadenbelastung im ersten Quartal konnte dabei in der Schaden-Rückversicherung eine hervorragende kombinierte Schaden-/Kostenquote von 97,1 % erzielt werden. Das operative Ergebnis (EBIT) des Gesamtgeschäfts stieg im 1. Quartal gegenüber der Vergleichsperiode um 16,2 % auf 179,5 Mio. EUR. Der Quartalsüberschuss erhöhte sich um 11,1 % auf 107,7 Mio. EUR; dies entspricht einem Ergebnis je Aktie von 0,89 EUR (0,80 EUR). „Mit diesem Ergebnis haben wir den ersten wichtigen Schritt getan, um unser angepeiltes Gewinnziel für 2005 zu erreichen", betonte der Vorstandsvorsitzende Wilhelm Zeller.

Weiter verbessert zeigt sich auch die Kapitalbasis der Hannover Rück: Das Eigenkapital erhöhte sich gegenüber dem Stand vom 31.12.2004 um 4,0 % auf 2,7 Mrd. EUR.

Die gebuchte Bruttoprämie der Gruppe erhöhte sich nach deutlichen Rückgängen in 2003 und 2004 mit 6,2 % erstmals wieder. Sie beträgt für das 1. Quartal 2005 2,6 Mrd. EUR (2,5 Mrd. EUR). Bei konstanten Währungskursen des Euro, insbesondere gegenüber dem US-Dollar, hätte das Wachstum sogar 10,1 % betragen. Der Selbstbehalt hat sich weiter um 4,8 Prozentpunkte auf 84,3 % erhöht, so dass die Nettoprämie sogar um 11,2 % auf 1,8 Mrd. EUR (1,6 Mrd. EUR) gesteigert werden konnte.

Die Vertragserneuerungen in der **Schaden-Rückversicherung** zum 1. Januar – bei denen etwa zwei Drittel aller Verträge

verhandelt werden – und zum 1. April 2005 haben gezeigt, dass die vorteilhaften Marktverhältnisse unverändert andauern. In den meisten Segmenten konnten stabile Raten bei unveränderten Konditionen erzielt werden. In einigen Sparten – wie zum Beispiel im Haftpflichtgeschäft – waren sogar noch einmal leichte Verbesserungen möglich. „Angesichts der anhaltend positiven Marktverhältnisse war es möglich, das Geschäftsvolumen profitabel auszuweiten. Dabei konnten wir insbesondere von der Schwäche einiger Wettbewerber profitieren und speziell im deutschen Markt sowie im weltweiten Kredit- und Kautionsgeschäft unsere Marktanteile erheblich ausbauen", betonte Zeller. Auf Grund bereits in der Vergangenheit vorsichtig dotierter Schadenrückstellungen waren Nachreservierungen für frühere Anfalljahre unter dem Strich wiederum nicht erforderlich.

Die Bruttoprämie in der Schaden-Rückversicherung stieg um 11,8 % auf 1,3 Mrd. EUR (1,2 Mrd. EUR). Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte das Wachstum sogar 14,9 % betragen. Auf Grund eines um 6,5 Prozentpunkte gestiegenen Selbstbehalts erhöhte sich die verdiente Nettoprämie sogar um 26,9 % auf 849,9 Mio. EUR (669,9 Mio. EUR).

Auf der Schadenseite hat das Jahr 2005 stürmisch begonnen. Der Wintersturm „Erwin" sowie zwei Feuerschäden und ein Kreditschaden führten für die Hannover Rück zu einer Nettobelastung von 93,3 Mio. EUR nach 28,3 Mio. EUR im Vergleichsquartal des Vorjahres. Dies entspricht 11,0 % (4,2 %) der Nettoprämie; damit liegt der Wert deutlich über dem langjährigen Durchschnitt von 5 %. Allerdings sollte diese Tatsache für ein einzelnes Quartal nicht überbewertet werden. Dass die kombinierte Schaden-/Kostenquote trotzdem den sehr guten Wert von 97,1 % (95,4 %) erreicht hat, spricht für die hohe Qualität des Geschäfts.

Das versicherungstechnische Ergebnis reduzierte sich von 30,5 Mio. EUR auf 24,6 Mio. EUR. Das operative Ergebnis der Schaden-Rückversicherung erhöhte sich nach dem sehr guten Ergebnis des Vergleichsquartals noch einmal um 43,4 % auf 108,2 Mio. EUR (75,4 Mio. EUR). Der Periodenüberschuss stieg sogar um 56,8 % auf 62,6 Mio. EUR (39,9 Mio. EUR). Der Gewinn je Aktie betrug 0,52 EUR (0,33 EUR).

Auch die **Personen-Rückversicherung** hat sich im 1. Quartal 2005 planmäßig sehr positiv entwickelt: Die Bruttoprämien erhöhten sich in diesem Geschäftsfeld deutlich um 21,3 % auf 538,7 Mio. EUR (444,0 Mio. EUR). Ursache hierfür sind ein starkes Neugeschäft und ein Nachlaufeffekt aus dem Vorjahr, speziell bei fondsgebundenen Lebens- und Rentenversicherungen in Deutschland und den klassischen Produkten Risikoleben und Critical Illness in Großbritannien. Bei konstanten Währungskursen hätte die Steigerung sogar 25,2 % betragen. Der Selbstbehalt hat sich von 90,4 % auf 94,5 % erhöht, so dass die verdiente Nettoprämie um 26,5 % auf 505,8 Mio. EUR (399,9 Mio. EUR) gestiegen ist. „Obwohl

traditionell in der Personen-Rückversicherung insbesondere das 3. und 4. Quartal die prämien- und ertragstärksten sind, entwickelten sich die Ergebnisse bereits zum 31. März sehr erfreulich", sagte Zeller. Die Hannover Rück, die in diesem Geschäftsfeld weltweit unter dem Markennamen Hannover Life Re auftritt, erzielte ein operatives Ergebnis (EBIT) von 27,2 Mio. EUR (24,1 Mio. EUR); dies entspricht einem Wachstum von 12,8 %. Der Quartalsüberschuss erhöhte sich auf 16,7 Mio. EUR (16,4 Mio. EUR). Damit steuert die Personen-Rückversicherung 0,14 EUR (0,14 EUR) Gewinn je Aktie zum Konzernergebnis bei.

Die **Finanz-Rückversicherung** litt auch im Berichtszeitraum wieder unter der überwiegend negativen Berichterstattung, ausgelöst durch Untersuchungen mehrerer amerikanischer Behörden. Auch die Hannover Rück ist inzwischen von US-Behörden um Auskünfte ersucht worden; wie bereits in der Vergangenheit betont, werden wir hier – obwohl nicht dazu verpflichtet – auf freiwilliger Basis kooperieren. „Wir haben mehrfach betont, dass unsere strengen Zeichnungsrichtlinien den aufsichts- und handelsrechtlichen Vorschriften für Finanz-Rückversicherungsverträge Rechnung tragen und Missbrauch vorbeugen sollen", erklärte Zeller. Leider hat die derzeitige Debatte über Finanz-Rückversicherungsverträge bei US-Zedenten zu einer gewissen Verunsicherung geführt. Gleichwohl entwickelte sich dieses Geschäftsfeld planmäßig. Die Bruttoprämieneinnahmen erreichten mit 352,6 Mio. EUR nahezu den Vergleichswert des Vorjahres (353,7 Mio. EUR). Bei konstanten Wechselkursen wäre sogar ein Zuwachs von 4,2 % eingetreten. Auf Grund der Retrozession einzelner Geschäfte reduzierte sich der Selbstbehalt deutlich, und die verdiente Nettoprämie ging um 21,2 % auf 196,3 Mio. EUR (249,0 Mio. EUR) zurück.

Das operative Ergebnis (EBIT) reduzierte sich um 14,1 % auf 28,0 Mio. EUR (32,6 Mio. EUR). Auf Grund einer höheren Steuerlast fiel der Überschuss nach Steuern zum 31. März um 31,9 % auf 17,7 Mio. EUR (26,0 Mio. EUR). Der Gewinn je Aktie betrug 0,15 EUR (0,21 EUR).

Im **Programmgeschäft** ist die Hannover Rück auf dem Weg zurück zur Normalität. Das neue Management der Clarendon Insurance Group ist dabei, das Portefeuille weiter auf profitable Nischensegmente auszurichten. „Im ersten Quartal war dabei noch kein durchschlagender Erfolg zu erwarten. Gleichwohl zeigt die verbesserte kombinierte Schaden-/Kostenquote von 96,2 % die erwartete Rückkehr in die Gewinnzone", unterstrich Zeller. Die gebuchte Bruttoprämie sank um 16,3 % auf 407,5 Mio. EUR (487,0 Mio. EUR). Die relative Schwäche des US-Dollars wirkte sich im US-lastigen Programmgeschäft besonders stark aus. Bei konstanten Wechselkursen wäre die Bruttoprämie nur um 11,2 % gesunken. Die Nettoprämie reduzierte sich um 19,4 % auf 227,7 Mio. EUR (282,4 Mio. EUR). Das operative Ergebnis (EBIT) schloss – nach einem Verlust im Geschäftsjahr 2004 – zum 31. März 2005 wieder positiv mit 16,1 Mio. EUR (22,3 Mio. EUR). Der Perioden-

überschuss erreichte nach 14,6 Mio. EUR im Vorjahresquartal nun 10,6 Mio. EUR; dies entspricht einem Gewinn je Aktie von 0,09 EUR (0,12 EUR).

Weitgehend zufrieden ist die Hannover Rück mit der Entwicklung des **Kapitalanlageergebnisses**. Zwar stiegen die Kapitalanlagen im Vergleich zum Vorjahresquartal um 4,4 % auf 16,5 Mrd. EUR. Auf Grund des nach wie vor niedrigen Zinsniveaus waren die ordentlichen Kapitalanlageerträge zum 31. März mit 239,8 Mio. EUR (257,2 Mio. EUR) jedoch leicht rückläufig. Während im Vorjahr hohe Kursgewinne aus der Verkürzung der Laufzeit festverzinslicher Wertpapiere anfielen, war im Berichtszeitraum kein derartiger Effekt zu verzeichnen. Im Vorjahr wurde jedoch dieser Effekt im übrigen Ergebnis durch realisierte Währungsverluste auf diese festverzinslichen Wertpapiere mehr als kompensiert. Aus dem Abgang von Kapitalanlagen fielen Gewinne in Höhe von 20,9 Mio. EUR (77,2 Mio. EUR) an. Dem standen realisierte Verluste in Höhe von 6,7 Mio. EUR (6,5 Mio. EUR) gegenüber. Abschreibungen auf Wertpapiere fielen mit 0,4 Mio. EUR nicht mehr ins Gewicht; im Vorjahresquartal waren es noch 14,2 Mio. EUR gewesen. Das Netto-Kapitalanlageergebnis reduzierte sich unter dem Strich von 298,5 Mio. EUR auf 247,2 Mio. EUR.

Ausblick
„Wir erwarten für den weiteren Verlauf des Berichtsjahres 2005 eine positive Geschäftsentwicklung", unterstrich Zeller. In der *Schaden-Rückversicherung* ist das Raten- und Bedingungsniveau unverändert gut, so dass die Hannover Rück von einem anhaltenden Prämienwachstum ausgeht. Vorausgesetzt, die Großschäden bewegen sich im weiteren Jahresverlauf im langjährigen Durchschnitt, sollte das Ergebnis in der Schaden-Rückversicherung noch einmal höher als im Vorjahr ausfallen.

In der *Personen-Rückversicherung* wird ein in Originalwährung weiterhin zweistelliges Prämienwachstum erwartet, vor allem aus Deutschland, Großbritannien und den asiatischen Märkten. Insgesamt geht Hannover Life Re von einem deutlichen Ergebniszuwachs aus.

In der *Finanz-Rückversicherung* rechnet die Hannover Rück unverändert mit einem Prämienrückgang im zweistelligen Prozentbereich. Der Jahresüberschuss dürfte sich aber weiterhin sehr attraktiv gestalten.

Im *Programmgeschäft* werden sich die Prämieneinnahmen gegenüber dem Vorjahr verringern. Die Anstrengungen der Clarendon sollten ein positives Ergebnis möglich machen, das an das Jahr 2003 (42,2 Mio. EUR) anknüpft und somit mindestens die Kapitalkosten decken wird.

Für 2005 erwartet die Hannover Rück weiterhin einen sehr positiven versicherungstechnischen Cashflow und damit einen weiteren Zuwachs der Kapitalanlagen. Bei leicht ansteigenden

Zinsen sollten daher auch die Kapitalanlageerträge erneut etwas zulegen können.

„Angesichts der dargestellten Entwicklungen unserer Geschäftsfelder bin ich zuversichtlich, dass wir unseren Gewinn im Berichtsjahr deutlich steigern können", betonte Zeller. Unter der Prämisse, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen negativen Bewegungen auf den Kapitalmärkten kommt, rechnet die Hannover Rück mit einem Jahresüberschuss von 430 – 470 Mio. EUR. Dies entspricht einem Ergebnis je Aktie von rund 3,60 – 3,90 EUR.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail:
eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	1Q/2005	+/- Vorjahr	1Q/2004	2004
Hannover Rück-Gruppe				
Gebuchte Bruttoprämien	2.617,3	6,2%	2.464,3	9.566,6
Verdiente Nettoprämien	1.779,6	11,2%	1.601,2	7.575,4
Versicherungstechnisches Ergebnis	-41,0	-25,8%	-55,3	-399,3
Kapitalanlageergebnis	247,2	-17,2%	298,5	1.116,7
Operatives Ergebnis (EBIT)	179,5	16,2%	154,5	577,6
Überschuss nach Steuern	107,7	11,1%	96,9	309,1
Ergebnis je Aktie in EUR	0,89	11,3%	0,80	2,56
Haftendes Kapital[1)]	4.311,7	2,3%		4.213,0
Kapitalanlagen (inkl. Depotforderungen)	25.745,1	4,1%		24.735,8
Bilanzsumme	37.092,1	4,9%		35.372,0
Buchwert je Aktie in EUR	22,04	4,0%		21,20
Selbstbehalt	84,3%		79,5%	77,6%
EBIT-Rendite[2)]	10,1%		9,7%	7,6%
Eigenkapitalrendite (nach Steuern)[3)]	16,5%		15,3%	12,5%
Schaden-Rückversicherung				
Gebuchte Bruttoprämien	1.318,6	11,8%	1.179,7	4.099,9
Verdiente Nettoprämien	849,9	26,9%	669,9	3.471,7
Versicherungstechnisches Ergebnis	24,6	-19,4%	30,5	104,9
Operatives Ergebnis (EBIT)	108,2	43,4%	75,4	483,3
Überschuss nach Steuern	62,6	56,8%	39,9	258,6
Selbstbehalt	88,5%		82,0%	85,6%
Kombinierte Schaden-/Kostenquote	97,1%		95,4%	97,0%
EBIT-Rendite[2)]	12,7%		11,3%	13,9%
Personen-Rückversicherung				
Gebuchte Bruttoprämien	538,7	21,3%	444,0	2.176,5
Verdiente Nettoprämien	505,8	26,5%	399,9	1.956,3
Operatives Ergebnis (EBIT)	27,2	12,8%	24,1	90,9
Überschuss nach Steuern	16,7	2,1%	16,4	50,0
Selbstbehalt	94,5%		90,4%	90,2%
Kombinierte Schaden-/Kostenquote[4)]	96,8%		97,6%	98,2%
EBIT-Rendite[2)]	5,4%		6,0%	4,7%
Finanz-Rückversicherung				
Gebuchte Bruttoprämien	352,6	-0,3%	353,7	1.181,8
Verdiente Nettoprämien	196,3	-21,2%	249,0	1.204,7
Operatives Ergebnis (EBIT)	28,0	-14,1%	32,6	132,6
Überschuss nach Steuern	17,7	-31,9%	26,0	89,0
Selbstbehalt	86,6%		98,2%	93,3%
Kombinierte Schaden-/Kostenquote[4)]	96,6%		97,1%	98,3%
EBIT-Rendite[2)]	14,3%		13,1%	11,0%
Programmgeschäft				
Gebuchte Bruttoprämien	407,5	-16,3%	487,0	2.108,2
Verdiente Nettoprämien	227,7	-19,4%	282,4	942,7
Versicherungstechnisches Ergebnis	8,6	15,4%	7,4	-135,7
Operatives Ergebnis (EBIT)	16,1	-27,7%	22,3	-129,3
Überschuss nach Steuern	10,6	-27,0%	14,6	-88,5
Selbstbehalt	55,4%		50,1%	40,3%
Kombinierte Schaden-/Kostenquote	96,2%		97,4%	114,4%
EBIT-Rendite[2)]	7,1%		7,9%	-13,7%

[1)] Eigenkapital + Minderheitsanteile + Hybridkapital

[2)] Operatives Ergebnis (EBIT) / verdiente Nettoprämien

[3)] Quartale wurden annualisiert

[4)] einschließlich Depotzinsen

hannover re®

PRESS RELEASE

Hannover Re issues further hybrid capital

- **Making use of the current attractive interest rate environment**
- **Exchange of an existing outstanding subordinated debt issue**
- **Long-term optimisation of the company's capital base**

Hannover, 12 May 2005: Hannover Re intends to place a subordinated debt offering on the European capital market via its subsidiary Hannover Finance (Luxembourg) S.A. The subordinated debt issue will be offered from tomorrow to institutional investors in several European financial marketplaces. J.P.Morgan is handling placement. This new subordinated debt offering will be perpetual and may be redeemed after ten years at the earliest.

As part of this transaction Hannover Re also plans to replace as far as possible a subordinated debt of EUR 350 million issued in 2001. The holders of the issue, which matures in 2031, will have the opportunity to exchange their existing subordinated debt for holdings in the new offering.

"Hannover Re is taking advantage of the current low level of interest rates to raise additional, even longer-dated hybrid capital in order to further optimise its capital base", CEO Wilhelm Zeller explained.

The present hybrid capital offering will further strengthen Hannover Re's very good capital base. Both the rating agencies and the Federal Financial Supervisory Authority (BaFin) will recognise the capital raised by the transaction as solvency capital.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover rück

PRESSE INFORMATION

Hannover Rück emittiert weiteres Hybrid-kapital

- **Nutzen des gegenwärtig attraktiven Zinsumfeldes**
- **Umtausch einer existierenden Anleihe**
- **Langfristige Optimierung der Kapitalbasis**

Hannover, 12. Mai 2005: Die Hannover Rück beabsichtigt, über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine nachrangige Schuldverschreibung am europäischen Kapitalmarkt zu platzieren. Die Anleihe wird ab morgen institutionellen Investoren in mehreren europäischen Finanzzentren angeboten. J.P.Morgan ist mit der Platzierung beauftragt worden. Die Laufzeit dieser Anleihe ist unbefristet; sie kann nach frühestens zehn Jahren gekündigt werden.

Im Zuge dieser Transaktion plant die Hannover Rück, eine im Jahre 2001 emittierte nachrangige Schuldverschreibung in Höhe von 350 Mio. EUR so weit wie möglich abzulösen. Die Inhaber dieser 2031 fälligen Anleihe haben die Möglichkeit, ihre Schuldverschreibungen in solche der Neuemission zu tauschen.

„Die Hannover Rück nutzt das gegenwärtig niedrige Zinsniveau, um zusätzliches, noch langfristigeres Hybridkapital aufzunehmen und ihre Kapitalbasis weiter zu optimieren", sagte der Vorstandsvorsitzende Wilhelm Zeller.

Die jetzige Hybridkapital-Emission trägt dazu bei, die sehr gute Kapitalbasis der Hannover Rück weiter zu stärken. Sowohl von den Ratingagenturen als auch von der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) wird das mit der Transaktion aufgenommene Kapital als Eigenkapital-Substitut bzw. Eigenmittel anerkannt.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*